Exhibit 4.1

ASSET PURCHASE AGREEMENT

This ASSET PURCHASE AGREEMENT (this “Agreement”), dated as of June 25, 2012, is made by and among (i) BOSTON SCIENTIFIC CORPORATION, a Delaware corporation (“Parent”), (ii) those Affiliates of Parent that are identified on Schedule 1.01(a) attached hereto that hold Purchased Assets (together with Parent, the “Sellers”), on the one hand, and (iii) MEDIFOCUS, INC., a Canadian corporation (“Buyer”), on the other hand.

WHEREAS, Parent, directly and through certain of its Affiliates, including the Sellers, is engaged in the business of manufacturing and selling the Prolieve Products (as defined herein) (the “Business”); and

WHEREAS, the Sellers wish to sell, or cause to be sold, to Buyer, and Buyer wishes to purchase from the Sellers, all right, title and interest in and to certain assets of Sellers that are used in connection with or related to the manufacture, marketing and sale of the Prolieve Products (as defined herein), and in connection therewith Buyer is willing to assume certain liabilities relating thereto described herein, all upon the terms and subject to the conditions set forth herein;

NOW, THEREFORE, in consideration of the promises and the mutual agreements and covenants hereinafter set forth, and intending to be legally bound, the parties hereby agree as follows:

ARTICLE I

DEFINITIONS

SECTION 1.01. Certain Defined Terms. For purposes of this Agreement:

“Action” means any claim, action, suit, arbitration, inquiry, proceeding, mediation, litigation or investigation by or before any Governmental Authority.

“Affiliate” means, with respect to any specified Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person.

“Ancillary Agreements” means the Assumption Agreements, the Bills of Sale, the Transfer Agreements, the Transition Services Agreement, the Buyer License Agreement, the Seller License Agreement, and any other agreements that the parties may mutually agree upon prior to Closing.

“Assumption Agreements” means the Assumption Agreements to be executed by Buyer and Parent and/or the applicable Sellers at the Closing, substantially in the form of Exhibit A.

“Bills of Sale” means the Bills of Sale and Assignment to be executed by Parent and/or the applicable Sellers at the Closing, substantially in the form of Exhibit B.

“Books, Records and Files” means any studies, reports, records (including shipping and personnel records), books of account, invoices, contracts, instruments, surveys, regulatory filings and approvals (including all supporting data and information), data (including financial, sales, purchasing and operating data), computer data, disks, diskettes, tapes, marketing plans and collateral materials, customer lists, supplier lists, distributor lists, correspondence and other documents.

“Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by Law to be closed in the City of Boston, Massachusetts.

“Business Intellectual Property” means, collectively, the Business Transferred Intellectual Property and the Business Licensed Intellectual Property.

“Business Licensed Intellectual Property” means proprietary, intangible know-how, such as information, inventions, formulas, materials, processes, developments, technology, research and trade secrets, owned by Sellers as of the Closing Date which is predominantly related to the design or manufacture of the Prolieve Products.

“Business Transferred Intellectual Property” means the Intellectual Property of the Parent and its Affiliates that is listed on Schedule 2.01(a)(ii).

“Buyer License Agreement” means the Non-Exclusive License Agreement, in the form of Exhibit C hereto, to be executed by Buyer and Parent at the Closing, pursuant to which Buyer licenses to Parent and its Affiliates the Business Transferred Intellectual Property.

“Closing Payment” means the amount of (a) $2,500,000, plus, (b) $62,728.23, representing the aggregate amount of severance payments with respect to certain employees of the Business who are not Transferred Employees, plus (c) $19,960, representing the aggregate amount of purchases made by Parent and its Affiliates of components for the Prolieve Products on behalf of the Buyer.

“Code” means the Internal Revenue Code of 1986, as amended through the date hereof.

“Contract” means any written loan or credit agreement, bond, debenture, note, mortgage, indenture, lease, supply agreement, license agreement, development agreement or other contract, agreement, obligation, commitment or instrument that is intended to be legally binding, including all amendments thereto.

“control” (including the terms “controlled by” and “under common control with”), with respect to the relationship between or among two or more Persons, means the possession, directly or indirectly, of the power to direct or cause the direction of the affairs or management of a Person, whether through the ownership of voting securities, as trustee, personal representative or executor, by contract, credit arrangement or otherwise.

“Earnout Products” means the Prolieve Products and all improvements, enhancements, derivatives, and iterations thereto by Buyer or its Affiliates after the Closing Date.

“Encumbrance” means any mortgage, pledge, deed of trust, hypothecation, security interest, title defect, voting trust, shareholders’ agreement, proxy, encumbrance, lien, burden, license, charge or other similar restriction, lease, sublease, title retention agreement, option, easement, covenant, encroachment or other adverse claim, other than, with respect to Intellectual Property included in the Purchased Assets, any licenses of Intellectual Property.

“FDA” means the United States Food and Drug Administration.

“Field” means microwave treatments for benign prostatic hyperplasia.

“Governmental Authority” means any United States federal, state or local or any non-United States government, governmental, regulatory or administrative authority, agency or commission, or non-governmental body that has been authorized by Law to act for a governmental body, or any court, tribunal, or judicial or arbitral body.

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.

“Intellectual Property” means all intellectual property rights of any kind, including rights in, to and concerning (a) patents, patent applications and statutory invention registrations, including divisionals, continuations, continuations-in-part, foreign counterparts, re-issues and re-examinations thereof, (b) Trademarks, (c) published and unpublished works of authorship and copyrights therein, and copyright registrations and applications for registration thereof and all renewals, extensions, restorations and reversions thereof, (d) software, code, data, databases and compilations of information, and (e) confidential and proprietary information, inventions, formulas, processes, developments, technology, research, trade secrets and product specifications, drawings, and know-how.

“Knowledge” means, when used in connection with the Sellers and Parent with respect to any matter in question, the actual knowledge after reasonable inquiry of Parent’s Vice President of Marketing, Urology and Women’s Health, and the Director of Marketing, Director of Sales, Director of Clinical and Director of Quality responsible for the Business.

“Law” means, with respect to any Person, any United States federal, state, local or foreign statute, law, ordinance, treaty, regulation, rule, code, order, directive, settlement agreement, consent decree or other requirement or rule of law that is binding upon or applicable to such Person.

“Liabilities” means any and all debts, liabilities and obligations, whether accrued or fixed, absolute or contingent, matured or unmatured or determined or determinable, including those arising under any Law, Action or Governmental Order and those arising under any contract, agreement, arrangement or undertaking.

“Permitted Encumbrances” means (a) statutory Encumbrances for current Taxes not yet due or delinquent (or which may be paid without interest or penalties) or the validity or amount of which is being contested in good faith by appropriate proceedings, (b) Encumbrances in favor of vendors, carriers, warehousemen, repairmen, mechanics, workers, materialmen, construction or other Encumbrances arising by operation of law or in the ordinary course of business in respect of obligations that are not yet due or that are being contested in good faith by appropriate proceedings, (c) statutory Encumbrances incurred or deposits made in the ordinary course of business in connection with workers’ compensation, employment insurance and other social security legislation, and (d) those other defects in title, easements, restrictive covenants and similar encumbrances that, individually or in the aggregate, are not material in amount or significance to the Business.

“Person” means any individual, partnership, firm, corporation, limited liability company, association, trust, unincorporated organization, joint venture or other entity.

“Product Sales” means the gross amount invoiced for sales, distributions, licenses, leases, transfers and other dispositions of Earnout Products by Buyer and its Affiliates (including any licensee or distributor) to third parties, as calculated in accordance with generally accepted accounting principles consistent with past practices.

“Prolieve Products” means Parent’s Prolieve Thermodilatation system for the treatment of benign prostatic hyperplasia.

“Registrations” means those authorizations and/or approvals issued by any Governmental Authority (including premarket approval applications, premarket notifications, investigational device exemptions, manufacturing approvals or authorizations, CE Marks, pricing and reimbursement approvals, labeling approvals or their foreign equivalent) that are exclusively held by Parent or its Affiliates as of the Closing, for the manufacture, distribution, marketing, storage, transportation, use and sale of the Prolieve Products as of the Closing Date.

“SEC” means the United States Securities and Exchange Commission.

“Seller Disclosure Schedule” means the Seller Disclosure Schedule attached hereto, dated as of the date of this Agreement and as may be updated by Parent on or prior to the Closing Date, delivered by Parent to Buyer in connection with this Agreement.

“Seller License Agreement” means the Non-Exclusive License Agreement, in the form of Exhibit D hereto, to be executed by Buyer and Parent at the Closing, pursuant to which Parent licenses to Buyer the Business Licensed Intellectual Property.

“Seller Material Adverse Effect” means any change, effect, event, occurrence, state of facts or development which individually or in the aggregate has resulted or would reasonably be expected to result in any change or effect, that is materially adverse to the business, operations, properties, financial condition or results of operations of the Business, taken as a whole.

“Tax” or “Taxes” (and with correlative meaning, “Taxable” and “Taxing”) means any United States federal, state or local, or non-United States, income, gross receipts, franchise, estimated, alternative minimum, add-on minimum, sales, use, transfer, registration, value added, excise, natural resources, severance, stamp, withholding, occupation, premium, windfall profit, environmental, customs, duties, real property, personal property, capital stock, net worth, intangibles, social security, unemployment, disability, payroll, license, employee or other tax or similar levy, of any kind whatsoever, including any interest, penalties or additions to tax in respect of the foregoing.

“Tax Return” means any return, declaration, report, claim for refund, information return or other document (including any related or supporting estimates, elections, schedules, statements or information) filed or required to be filed in connection with the determination, assessment or collection of any Tax or the administration of any laws, regulations or administrative requirements relating to any Tax.

“Taxation Authority” means any Governmental Authority having any responsibility for (a) the determination, assessment or collection or payment of any Tax, or (b) the administration, implementation or enforcement of or compliance with any law relating to any Tax.

“Trademarks” means trademarks, service marks, trade dress, logos, trade names, corporate names, domain names and other source identifiers and all goodwill associated with any of the foregoing, registrations and applications for registration thereof, including all extensions, modifications and renewals of same.

“Transfer Agreements” means the Bills of Sale, the Assumption Agreements, and such assignments, instruments of assumption, affidavits and other instruments of sale, conveyance, transfer and assignment for the Sellers, in form and substance reasonably satisfactory to Buyer and Parent, as shall be necessary under Law in order to transfer all right, title and interest of the applicable Sellers in, to and under such Purchased Assets and Assumed Liabilities in accordance with the terms hereof.

“Transition Services Agreement” means a transition services agreement, to be entered into among Buyer, Parent and certain Affiliates of Parent, substantially in the form of Exhibit E attached hereto, at the Closing.

SECTION 1.02. Definitions. The following terms have the meanings set forth in the Sections set forth below:

Definition	Location

“Agreed-Upon Allocation”	2.03(b)
“Agreement”	Preamble
“Assumed Liabilities”	2.02
“Business”	Preamble
“Buyer”	Preamble
“Buyer Indemnified Parties”	7.02
“Closing”	2.05
“Closing Date”	2.05
“Confidentiality Agreement”	5.01(a)
“Conveyance Taxes”	6.02
“Deposit”	2.03(a)(i)
“Licensed Marks”	5.04(b)
“Losses”	7.02
“Materials”	5.04(b)(i)
“Parent”	Preamble
“Parent Business Licensed Marks”	5.04(b)
“Parent Non-Business Licensed Marks”	5.04(a)
“Proposed Allocation”	2.03(b)
“Purchased Assets”	2.01(a)
“Purchase Price”	2.03(a)
“Sales Payments”	2.03(a)(ii)
“Sellers”	Preamble
“Third Party Claim”	7.05(b)
“Transferred Employees”	5.07(a)

ARTICLE II

PURCHASE AND SALE

SECTION 2.01. Purchase and Sale of Assets.

(a) Purchased Assets. Upon the terms and subject to the conditions of this Agreement, at the Closing, Parent shall sell, convey, assign and transfer, and shall cause each Seller to sell, convey, assign and transfer, to Buyer the following assets, rights and properties of the Sellers (the “Purchased Assets”), and Buyer shall purchase the Purchased Assets:

(i) all machinery, equipment, mechanical and spare parts, supplies, owned and leased motor vehicles, production supplies, other miscellaneous supplies and other tangible property of any kind in each case to the extent exclusively used in the Business and listed on Schedule 2.01(a)(i);

(ii) the Business Transferred Intellectual Property;

(iii) copies of the Registrations, supported by and including: (A) the original documents, to the extent originals are available, in the possession of Parent or the Sellers evidencing such Registrations issued to Parent or the Sellers by a Governmental Authority exclusively related to the Prolieve Products, in each case to the extent assignable with or without requiring the consent of the issuing Governmental Authority; and (B) all related Registration applications, clinical research and trial agreements, data results and records of clinical trials and marketing research, all other clinical documents required to be kept by Law, all documents required be kept under the FDA Quality System Regulation or any other Law regulating the design or manufacture of Medical Devices, design history files, technical files, drawings, manufacturing, packaging and labeling specifications, validation documentation, packaging specifications, quality control standards and other documentation, research tools, laboratory notebooks, files and correspondence with regulatory agencies and quality reports and all relevant pricing information and correspondence with Governmental Authorities with respect to such pricing matters, in each case to the extent exclusively related to the Prolieve Products;

(iv) all advertising, marketing and promotional materials, including website content (but excluding the design of such websites), in each case to the extent exclusively used in the Business;

(v) the Contracts listed on Schedule 2.01(a)(v);

(vi) all inventories, including raw materials, works in process, semi-finished and finished products, stores, replacement and spare parts, packaging materials, operating supplies and inventory on consignment, in transit or deposited in a warehouse, in each case to the extent held for use exclusively in the Business;

(vii) all Books, Records and Files (other than income and similar Tax Returns and related books, records and files), either in electronic or hard copy format, to the extent exclusively used in, or exclusively related to, the Business, it being acknowledged and agreed by Seller and Buyer that all customer information and lists shall be transferred electronically;

(viii) all permits, licenses, certifications and approvals from all permitting, licensing, accrediting and certifying agencies, and the rights to all data and records held by such permitting, licensing and certifying agencies, in each case to the extent transferable and exclusively used in the Business or exclusively related to the Prolieve Products and listed on Schedule 2.01(a)(viii); and

(ix) all computer software data and information, and all related hardware, in each case to the extent exclusively used in the Business or exclusively related to the Prolieve Products.

(b) Books, Records and Files. Notwithstanding anything to the contrary contained in this Agreement, (i) Parent shall have no obligation to convey any Books, Records and Files or other data and information that Parent or its Affiliates are contractually or otherwise restricted by a third party from providing and (ii) Parent may retain copies of any Registrations and any Books, Records and Files conveyed pursuant to Section 2.01(a) (for its use with respect to its businesses other than the Business) and may redact any information not related to the Business from any Registrations, Books, Records and Files and similar materials conveyed pursuant to Section 2.01(a).

(c) Excluded Assets. The Buyer and Parent acknowledge and agree that the only assets of Parent and its Affiliates to be sold to the Buyer are the Purchased Assets specifically identified in Section 2.01(a) and that no other assets of Parent and its Affiliates are being sold under this Agreement, including without limitation, the following assets:

(i) all cash and cash equivalents, deposits, securities and negotiable instruments on hand, in lock boxes, in financial institutions or elsewhere, including any cash residing in any collateral cash account securing any obligation or contingent obligation; and

(ii) all accounts, notes and other receivables, whether current or noncurrent, including all file documentation related to such accounts, notes and other receivables, including invoices, shipping documents, communications and correspondence submitted to or received from customers related to such sales.

SECTION 2.02. Assumption of Liabilities. Upon the terms and subject to the conditions and exclusions set forth in this Agreement, at the Closing, Buyer shall assume and agrees to pay, perform and discharge when due, the following Liabilities relating to or arising out of the Business, the Prolieve Products or the Purchased Assets (collectively the “Assumed Liabilities”):

(i) all Liabilities of the Business set forth on any Seller Disclosure Schedule;

(ii) all Liabilities of the Business that were incurred in the ordinary course of business prior to the Closing, except for any product liability claims for personal or property damage, injury or death arising from the use of the Prolieve Products prior to the Closing Date, which shall remain the sole and exclusive responsibility and obligation of Sellers; and

(iii) all Liabilities of the Business arising out of or relating to the ownership, development or sale of the Purchased Assets or the operation of the Business after the Closing Date, including, without limitation, (A) all operating costs for the Rocky Mountain Mobile Services arising after the Closing, (B) all payments for post-market trials for the Prolieve Products, (C) all maintenance and filing fees and prosecution costs for all Business Transferred Intellectual Property arising after the Closing Date (except that Parent shall remain responsible for and pay all patent maintenance fees due and payable prior to December 31, 2012 for the Business Transferred Intellectual Property), (D) all obligations under any warranty obligations with respect to Prolieve Products sold by Parent or its Affiliates prior to the Closing Date (but excluding the product liability obligations retained by Seller pursuant to Section 2.02(ii) above; and (E) any product liability claims for personal or property damage, injury or death arising from the use of the Prolieve Products on or after the Closing Date.

SECTION 2.03. Purchase Price; Allocation of Purchase Price.

(a) Subject to the terms and conditions of this Agreement, the purchase price for the Purchased Assets is payable as follows:

(i) Buyer shall pay to Parent at the Closing, for the benefit of Parent and the Sellers, the Closing Payment in cash, of which $250,000 was previously paid to Parent on March 21, 2012 as a deposit which Parent shall credit against the Closing Payment (the “Deposit”);

(ii) Buyer shall pay to Parent up to a maximum of $2,500,000 of sales payments pursuant to and in accordance with Section 2.04 (the “Sales Payments”); and

(iii) Buyer shall assume the Assumed Liabilities at the Closing.

The Closing Payment, the Sales Payments and the Assumed Liabilities are collectively referred to herein as the “Purchase Price.”

(b) At or prior to Closing, Buyer and Seller shall mutually agree on a proposed allocation of the Purchase Price, by country, and among the Purchased Assets by asset category (the “Agreed Upon Allocation”). Each of Parent, Buyer and each of their respective Affiliates shall (i) be bound by the Agreed-Upon Allocation for purposes of determining any Taxes, and (ii) prepare and file, and cause its Affiliates to prepare and file, its Tax Returns on a basis consistent with the Agreed-Upon Allocation. None of Parent, Buyer or their respective Affiliates shall take any position inconsistent with the Agreed-Upon Allocation in any Tax Return, in any Tax refund claim, in any Tax litigation or administrative proceeding, or otherwise unless required by final determination by an applicable Taxation Authority. In the event that the Agreed-Upon Allocation is disputed by any Taxation Authority, the party receiving notice of the dispute shall promptly notify the other party hereto, and Buyer and Parent agree to use their best efforts to defend such Agreed-Upon Allocation in any audit or similar proceeding.

SECTION 2.04. Sales Payments.

(a) In addition to the Closing Payment and the assumption of the Assumed Liabilities, Buyer will make quarterly Sales Payments to Parent, as additional purchase price for the Purchased Assets, until such time as Parent shall have received a maximum aggregate amount in cash of Sales Payments under this Section 2.04 of $2,500,000. The Sales Payments shall be in an amount equal to ten percent (10%) of the amount of Product Sales of Earnout Products and shall be paid pursuant to Section 2.04(b) below.

(b) Buyer shall make the payments required under Section 2.04(a) by check or wire transfer of immediately available funds delivered to Parent at the address set forth below. All payments shall be stated and paid in U.S. Dollars. Each Sales Payment shall be paid in cash quarterly no later than forty-five (45) days following the end of each calendar quarter, commencing with the first calendar quarter ending after the Closing Date.

(c) Buyer shall keep and maintain, for a period of at least three (3) years following each calendar year, records sufficient to determine the Product Sales and payments due under Section 2.04(a). Within forty-five (45) days following the end of each calendar quarter, Buyer shall provide Parent with a written report and certification including: (a) the quantities of Earnout Products that Buyer, its Affiliates, and/or sublicensees sold during the most recent calendar quarter period then ended; (b) the total Product Sales (on a country by country basis); (c) the U.S. dollar equivalent of such sales; and (d) the total Sales Payment so computed and due Parent. Upon delivery of each report and certification due for a calendar quarter, Buyer shall also pay to Parent the Sales Payment due Parent for such calendar quarter.

(d) Parent shall have the right to have Buyer’s relevant books and records for the then most recent three calendar years audited (including by an independent certified public accountant of Parent’s choosing and reasonably acceptable to Buyer), to ascertain the accuracy of Buyer’s reports delivered pursuant to Section 2.04(c). All such audits shall be scheduled within thirty (30) days following delivery of notice by Parent requesting such audit to Buyer, and conducted during Buyer’s normal business hours, in a manner that does not unreasonably interfere with Buyer’s normal business activities. If any audit discloses overpayment of Sales Payments, Parent will promptly refund Buyer the excess amount due. If any audit discloses underpayment of Sales Payments, Buyer shall promptly pay Parent the royalties due together with interest thereon at the lesser of (i) one and a half percent (1.5%) per month or (ii) the greatest amount permitted by law. Parent shall be responsible for all expenses it incurs in connection with any audit; provided, that if any audit determines that the reported total Sales Payments payable to Parent were less than ninety-five percent (95%) of actual Sales Payments due for the period in question, the actual out-of-pocket cost of such audit shall be reimbursed to Parent by Buyer within thirty (30) days after Parent’s submission of an itemized bill.

(e) The Sales Payments shall not be subject to any right of set-off or other reduction by Buyer.

SECTION 2.05. Closing. Subject to the terms and conditions of this Agreement, the sale and purchase of the Purchased Assets and the assumption of the Assumed Liabilities contemplated by this Agreement shall take place at a closing (the “Closing”) to be held effective as of 12:01 a.m. EST on July 1, 2012, or such other date and time as Parent and Buyer may mutually agree in writing (the date of the Closing, the “Closing Date”).

SECTION 2.06. Closing Deliveries by Parent. At the Closing, Parent shall deliver, or cause to be delivered, to Buyer:

(a) executed counterparts of each Ancillary Agreement to which Parent or a Seller is a party and such other instruments, in form and substance reasonably satisfactory to Buyer, as may be reasonably requested by Buyer or necessary under applicable Law to effect the transfer of the Purchased Assets to Buyer and to evidence such transfer in the public records, in each case duly executed by Parent or the applicable Seller; and

(b) a receipt for the Closing Payment.

SECTION 2.07. Closing Deliveries by Buyer. At the Closing, Buyer shall deliver, or cause to be delivered, to Parent:

(a) an amount equal to the Closing Payment minus the Deposit, by wire transfer in immediately available funds to an account or accounts designated in writing by Parent not fewer than three (3) Business Days prior to the Closing; and

(b) executed counterparts of each Ancillary Agreement to which Buyer is a party and such other instruments, in form and substance reasonably satisfactory to Parent, as may be reasonably requested by Parent or necessary under applicable Law to effect the assumption by Buyer of the Assumed Liabilities and to evidence such assumption in the public records.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF PARENT AND SELLERS

Each of the Sellers hereby represents and warrants to Buyer as follows:

SECTION 3.01. Organization, Authority, and Qualification. (a) Parent is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware and has all necessary corporate power and authority to enter into, execute and deliver this Agreement, the Ancillary Agreements to which it is a party and any document, instrument or certificate specifically contemplated by this Agreement or the Ancillary Agreements to which it is a party, to carry out its obligations hereunder and thereunder and to consummate the transactions contemplated by this Agreement and the Ancillary Agreements to which it is a party. The execution and delivery by Parent of this Agreement and the Ancillary Agreements to which it is a party, the performance by Parent of its obligations hereunder and thereunder and the consummation by Parent of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action on the part of Parent. This Agreement has been, and upon their execution each of the Ancillary Agreements to which Parent is a party will be, duly and validly executed and delivered by Parent, and, assuming due authorization, execution and delivery by each of the other parties hereto and thereto (other than Affiliates of Parent), this Agreement is, and each of the Ancillary Agreements to which Parent is a party will be, a legal, valid and binding obligation of Parent, enforceable against it in accordance with its terms.

(b) Each Seller has been duly incorporated, is a validly existing legal entity and, where applicable, is in good standing (or its local equivalent) under the Laws of the jurisdiction of its incorporation, and has all necessary corporate power and authority to enter into, execute and deliver each Ancillary Agreement to which it is a party, to carry out its obligations thereunder and to consummate the transactions contemplated thereby. Each of the Sellers is a wholly owned, direct or indirect, subsidiary of Parent. The execution and delivery by each Seller of each Ancillary Agreement to which it is a party, the performance by such Seller of its obligations thereunder and the consummation by such Seller of the transactions contemplated hereby and thereby will be, when executed as provided in this Agreement, duly authorized by all requisite corporate action on the part of such Seller. Each Ancillary Agreement to which a Seller is a party will be, when executed as provided in this Agreement, duly and validly executed and delivered by such Seller and, assuming due authorization, execution and delivery by each of the other parties thereto (other than Parent or any Affiliates of Parent), will constitute, when executed as provided in this Agreement, a legal, valid and binding obligation of such Seller enforceable against it in accordance with its terms.

SECTION 3.02. No Conflict. Assuming that all consents, waivers, approvals, orders, authorizations and other actions described in Section 3.03 have been obtained, all filings and notifications listed in Section 3.02 of Seller Disclosure Schedule have been made and any applicable waiting period has expired or been terminated, the execution, delivery and performance by Parent of this Agreement, and the execution, delivery and performance by each of Parent and each Seller of the Ancillary Agreements to which it is a party, do not and will not (a) violate, conflict with or result in the breach of the certificate of incorporation or by-laws (or similar organizational documents) of Parent or Sellers, (b) conflict with or violate, in each case in any material respect, any Law or Governmental Order applicable to Parent or Sellers, or (c) except as set forth in Section 3.02 of Seller Disclosure Schedule, conflict with, result in any violation or breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, or give to others any rights of, or result in, termination, cancellation or acceleration of any obligation or to the loss of a material benefit under, or to materially increase, additional, accelerated or guaranteed rights or entitlements of any Person, or result in the creation of any Encumbrance (other than Permitted Encumbrances) upon any of the Purchased Assets.

SECTION 3.03. Governmental Consents and Approvals. The execution, delivery and performance by Parent of this Agreement, and the execution, delivery and performance by Parent and each Seller of each Ancillary Agreement to which it is a party, do not and will not require any material consent, waiver, approval or other order or authorization of, action by or in respect of, or registration, declaration or filing with or notification to, any Governmental Authority, except (a) to the extent applicable, the requirements of the antitrust Laws of any relevant jurisdiction, (b) where failure to obtain such consent, waiver, approval, order or authorization or to make such filing or notification individually or in the aggregate has not had and would not reasonably be expected to have a Seller Material Adverse Effect, or (c) as may be necessary as a result of any facts or circumstances relating solely to Buyer or any of its Affiliates (other than simply the change of the owner or operator of the Business).

SECTION 3.04. Litigation. Except as set forth in Section 3.04 of Seller Disclosure Schedule, there is no material Action pending or, to the Knowledge of Parent, threatened against or affecting the Business or the Purchased Assets. As of the date of this Agreement, no Action by or against Parent or any of its Affiliates is pending, or to the Knowledge of Parent, threatened, that would reasonably be expected to affect the legality, validity or enforceability of this Agreement or the Ancillary Agreements or prevent the consummation of the transactions contemplated hereby or thereby.

SECTION 3.05. Purchased Assets; Title to Assets. Assuming the Sellers acquired valid title to the Purchased Assets upon their acquisition, the Sellers own and have good title to each of the Purchased Assets, free and clear of all Encumbrances other than Permitted Encumbrances. The Sellers do not make any representations or warranties (express or implied) as to the condition of the Purchased Assets. Sellers disclaim all express and implied warranties of merchantability and fitness for a particular purpose with respect to the Purchased Assets. Sellers disclaim all express or implied warranties that the Purchased Assets do not infringe patents or other proprietary rights of third parties.

SECTION 3.06. Taxes. There are no Tax Encumbrances on any assets of the Business, except with respect to Taxes being contested in good faith or Taxes for which payment is not yet due and for which adequate reserves have been established on the financial statement of Sellers and except for Permitted Encumbrances.

SECTION 3.07. Compliance with Laws. Sellers have conducted the Business in compliance, in all material respects, with all Laws and Governmental Orders applicable to the Purchased Assets or the Business.

SECTION 3.08. Product Approvals.

(a) All manufacturing operations conducted by the Sellers and their Affiliates (or, to the Knowledge of the Sellers, by third parties on behalf of the Sellers and their Affiliates) relating to the manufacturing of the Prolieve Products are being conducted in material compliance with current Good Manufacturing Practices and the quality system regulations of the United States Food and Drug Administration.

(b) Neither Seller nor any of its Affiliates has received any written notice that the FDA has commenced or is threatening to initiate any action to withdraw any Registrations to limit the ability of the Sellers to manufacture (or to have manufactured for it by a third party) or market any Prolieve Product or to request or recommend the recall or withdrawal of any Prolieve Product, or commenced, or to the Knowledge of the Sellers, threatened to initiate any action to enjoin production of the Prolieve Products at any facility of Sellers or its Affiliates or of any third party who manufactures Prolieve Products on behalf of Sellers.

SECTION 3.09. Intellectual Property. (a) Section 3.09(a) of the Seller Disclosure Schedule sets forth a true and complete list of all patents and patent applications, registered trademarks and trademark applications, registered copyrights and copyright applications, and domain names included in the Purchased Assets.

(b) Except as set forth in Section 3.09(b) of the Seller Disclosure Schedule, no Business Transferred Intellectual Property, or to the Knowledge of the Sellers, any Business Licensed Intellectual Property, is subject to any outstanding decree, order, injunction, judgment or ruling restricting the use of such Business Transferred Intellectual Property or Business Licensed Intellectual Property or that would impair the validity or enforceability of such Business Transferred Intellectual Property or Business Licensed Intellectual Property.

(c) Except as set forth in Section 3.09(c) of the Seller Disclosure Schedule, no Actions are pending or, to the Knowledge of the Sellers, threatened in writing against the Sellers based upon or challenging or seeking to deny or restrict the use by the Sellers of any of the Business Transferred Intellectual Property or Business Licensed Intellectual Property.

SECTION 3.10. Brokers. The Sellers have not incurred, nor will they incur, any liability for brokerage or finders’ fees or agents’ commissions or investment bankers’ fees or any similar charges in connection with this Agreement or the consummation of the transactions contemplated hereby.

SECTION 3.11. Disclaimer. EXCEPT AS SET FORTH IN THIS ARTICLE III OR AS MAY BE SET FORTH IN ANY ANCILLARY AGREEMENT, NONE OF PARENT, ITS AFFILIATES OR ANY OF THEIR RESPECTIVE OFFICERS, DIRECTORS, EMPLOYEES OR REPRESENTATIVES MAKE OR HAVE MADE ANY OTHER REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, IN RESPECT OF PARENT, ITS AFFILIATES OR THE BUSINESS. ANY SUCH OTHER REPRESENTATION OR WARRANTY IS HEREBY EXPRESSLY DISCLAIMED.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer hereby represents and warrants to Parent as follows:

SECTION 4.01. Organization, Authority and Qualification. Buyer is a corporation duly incorporated, validly existing and in good standing under the Laws of Canada and has all necessary corporate power and authority to enter into, execute and deliver this Agreement, the Ancillary Agreements to which it is a party and any document, instrument or certificate contemplated by this Agreement or the Ancillary Agreements to which it is a party, to carry out its obligations hereunder and to consummate the transactions contemplated by this Agreement and the Ancillary Agreements to which it is a party. The execution and delivery by Buyer of this Agreement and the Ancillary Agreements to which it is a party, the performance by Buyer of its obligations hereunder and thereunder and the consummation by Buyer of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action on the part of Buyer. This Agreement has been, and upon their execution each of the Ancillary Agreements to which Buyer is a party will be, duly and validly executed and delivered by Buyer, and, assuming due authorization, execution and delivery by each of the other parties hereto and thereto, this Agreement is, and each of the Ancillary Agreements to which Buyer is a party will be, a legal, valid and binding obligation of Buyer, enforceable against it in accordance with its terms.

SECTION 4.02. No Conflict. Assuming that all consents, waivers, approvals, orders, authorizations and other actions described in Section 4.03 have been obtained, all filings and notifications have been made and any applicable waiting period has expired or been terminated, the execution, delivery and performance by Buyer of this Agreement, and the execution, delivery and performance by Buyer of the Ancillary Agreements to which it is a party, do not and will not (a) violate, conflict with or result in the breach of the certificate of incorporation or by-laws (or similar organizational documents) of Buyer, (b) conflict with or violate any Law or Governmental Order applicable to Buyer, (c) conflict with, result in any violation or breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, or give to others any rights of, or result in, termination, cancellation or acceleration of any obligation or to the loss of a material benefit under, or result in the creation of any Encumbrance in or upon the properties or other assets of the Buyer’s business under, any Contract to which Buyer is a party, or to which any of its properties or other assets is subject.

SECTION 4.03. Governmental Consents and Approvals. The execution, delivery and performance by Buyer of this Agreement, and the execution, delivery and performance by Buyer does not and will not require any consent, waiver, approval or other order or authorization of, action by or in respect of, or registration, declaration or filing with or notification to, any Governmental Authority, except (a) to the extent applicable, the requirements of the antitrust Laws of any relevant jurisdiction, or (b) any consent, approval or other order or authorization of, action by or in respect of, or registration, declaration or filing with or notification to, any Governmental Authority that are the responsibility of Parent or the Sellers.

SECTION 4.04. Brokers. The Buyer has not incurred, nor will it incur, any liability for brokerage or finders’ fees or agents’ commissions or investment bankers’ fees or any similar charges in connection with this Agreement or the consummation of the transactions contemplated hereby.

SECTION 4.05. Solvency. After giving effect to the consummation of the transactions contemplated hereby and the incurrence of any indebtedness in connection therewith, the Buyer shall not be insolvent either because its financial condition is such that its debts are greater than the fair market value of its assets or because the present fair saleable value of its assets will be less than the amount required to pay its probable liability on its debts.

ARTICLE V

ADDITIONAL AGREEMENTS

SECTION 5.01. Confidentiality.

(a) The terms of the Confidentiality Agreement, dated as of February 9, 2012, between Parent and Buyer (the “Confidentiality Agreement”) are hereby incorporated herein by reference and shall continue in full force and effect until the Closing, at which time such Confidentiality Agreement shall terminate.

(b) After the Closing Date and until the fourth (4th) anniversary of the Closing Date, Parent shall (and shall cause its Affiliates to) afford to Buyer and its advisors, upon reasonable notice, reasonable access, during normal business hours, to the Books, Records and Files (including accountants’ work papers) relating to the Business for periods up to and including the Closing Date that are retained by Parent and its Affiliates pursuant to the terms of this Agreement (and shall permit such Persons to examine and copy such books and records to the extent reasonably requested by such party) and Parent shall cause its advisors to furnish, at Buyer’s sole cost and expense, such information as may be reasonably requested by Buyer or its advisors in connection with financial reporting matters and other similar business purposes (either in electronic or hard copy format); provided, that nothing in this Section 5.01(b) shall require Parent or any of its Affiliates or advisors to furnish to Buyer or its advisors any materials prepared by Parent’s financial or legal advisors that are subject to an attorney-client privilege or an attorney work-product privilege or which may not be disclosed pursuant to a protective Order; and provided further, that nothing in this Section 5.01(b) shall require Parent or any of its Affiliates or advisors to afford access to Books, Records and Files or provide information if Parent or its Affiliates are contractually or otherwise restricted by a third party from doing so. Parent shall, and shall cause its Affiliates to, maintain all such Books, Records and Files, and shall not destroy or dispose of any such Books, Records and Files, until the fourth (4th) anniversary of the Closing Date.

(c) After the Closing Date, Buyer shall (and shall cause its Affiliates to) afford to Parent and its advisors, upon reasonable notice, reasonable access, during normal business hours, to the Books, Records and Files (including accountants’ work papers) relating to the Business for periods up to and including the Closing Date that are conveyed to, and held by, Buyer and its Affiliates on and after the Closing Date pursuant to the terms of this Agreement (and shall permit such Persons to examine and copy such books and records to the extent reasonably requested by such party); provided, that nothing in this Section 5.01(c) shall require Buyer or any of its Affiliates or advisors to furnish to Parent or its advisors any materials prepared by Buyer’s financial or legal advisors that are subject to an attorney-client privilege or an attorney work-product privilege or which may not be disclosed pursuant to a protective Order; and provided further, that nothing in this Section 5.01(c) shall require Buyer or any of its Affiliates or advisors to afford access to Books, Records and Files or provide information if Buyer or its Affiliates are contractually or otherwise restricted by a third party from doing so. Buyer shall, and shall cause its Affiliates to, maintain all such Books, Records and Files, and shall not destroy or dispose of any such Books, Records and Files, until the fourth (4th) anniversary of the Closing Date.

SECTION 5.02. Regulatory and Other Authorizations; Notices and Consents. (a) Each of Parent and Buyer shall (and each shall cause it respective Affiliates to) use its reasonable efforts to obtain promptly all authorizations, consents, orders and approvals of all Governmental Authorities that may be or become necessary for the performance of its and the other party’s obligations pursuant to, and the consummation of the transactions contemplated by, this Agreement. Parent and Buyer will cooperate with one another in promptly seeking to obtain all such authorizations, consents, orders and approvals; provided, however, that Parent shall not be required to pay any fees or other payments to any such Governmental Authorities in order to obtain any such authorization, consent, order or approval (other than normal administrative and filing fees that are imposed on Parent). Neither Parent nor Buyer shall knowingly take any action that would have the effect of materially delaying, impairing or impeding the receipt of any authorizations, consents, orders and approvals of any Governmental Authority; provided, however, that in no way shall reasonable and timely negotiations in good faith by Buyer with any applicable Governmental Authority in order to obtain such authorization, consent, order or approval be deemed to constitute an act materially delaying, impairing, or impeding the receipt of authorizations, consents, orders and approvals of such Governmental Authority. Parent and Buyer each agree to make, or to cause to be made, (i) an appropriate filing of a notification and report form pursuant to the antitrust Laws of any relevant jurisdiction and (ii) any other filing or notification required by any other applicable Law, in each case, with respect to the transactions contemplated by this Agreement as promptly as reasonably practicable, and to supply promptly any additional information and documentary material that may be requested pursuant to the antitrust Laws of any relevant jurisdiction or any other applicable Law.

(b) Each party to this Agreement shall promptly notify the other party of any material communication it or any of its Affiliates receives from any Governmental Authority relating to the transactions that are the subject of this Agreement and permit the other party to review in advance any proposed communication by such party to any Governmental Authority. Neither party to this Agreement shall agree to participate in any meeting with any Governmental Authority in respect of any filings, investigation or other inquiry related to the transactions contemplated by this Agreement unless it consults with the other party in advance and, to the extent permitted by such Governmental Authority, gives the other party the opportunity to attend and participate at such meeting. Subject to the Confidentiality Agreement, the parties to this Agreement will coordinate and cooperate fully with each other in exchanging such information and providing such assistance as the other party may reasonably request in connection with the foregoing and in seeking early termination of any applicable waiting periods including under the antitrust Laws of any relevant jurisdiction. Subject to the Confidentiality Agreement, the parties to this Agreement will provide each other with copies of all material correspondence, filings or communications between them or any of their representatives, on the one hand, and any Governmental Authority or members of its staff, on the other hand, with respect to this Agreement and the transactions contemplated by this Agreement.

SECTION 5.03. Release of Obligations. After the Closing, each of Parent and Buyer, at the request of the other party, shall use, and shall cause their respective Affiliates to use, commercially reasonable efforts to obtain any consent, substitution or amendment required to novate or assign all Assumed Liabilities to Buyer, and obtain in writing the unconditional release of Parent and its Affiliates with respect to the Assumed Liabilities.

SECTION 5.04. Trademarks.

(a) Parent shall retain the ownership of any Trademarks that are used both in the Business and any other business of Parent, that are not used exclusively in, or related exclusively to, the Business and that do not include the name “Boston Scientific” (the “Parent Non-Business Licensed Marks”). Buyer and its Affiliates shall have no right to use in any way the Parent Non-Business Licensed Marks.

(b) Parent shall retain the ownership of the trade name “Boston Scientific” and any Trademarks that include the name “Boston Scientific” that are used in the Business as of the Closing (the

“Parent Business Licensed Marks” and, together with the Parent Non-Business Licensed Marks, the “Licensed Marks”). Except as expressly provided in this Section 5.04, Buyer and its Affiliates shall have no right to use in any way Parent Business Licensed Marks.

(i) Subject to the terms and conditions contained herein, effective as of the Closing Parent hereby grants to Buyer and its Affiliates, for a period of six (6) months after the Closing, a non-exclusive, non-assignable, worldwide and royalty-free license, right and privilege to use the Parent Business Licensed Marks on any packages and labels of the products of the Business (“Materials”) used in the Business as of the Closing for the sole purpose of the operation of the Business by Buyer and its Affiliates after the Closing.

(ii) Effective upon the six (6) month anniversary of the Closing, Buyer and its Affiliates shall not use the Parent Business Licensed Marks in connection with the Business or otherwise.

(c) As soon as reasonably practicable after the Closing, but in no event later than ninety (90) days after the Closing, Buyer shall cease to use and shall remove or cover the name “Boston Scientific” from all signs, telephone listings, stationary, office forms or other similar materials of the Business, unless such use is required by a Governmental Authority.

(d) Buyer, on behalf of itself and its Affiliates, acknowledges and agrees that Parent is the owner of all right, title, and interest in and to the Licensed Marks, and all such right, title, and interest shall remain with Parent and its Affiliates. All rights to Licensed Marks not expressly granted to Buyer and/or its Affiliates under this Agreement shall remain the exclusive property of Parent and its Affiliates. Buyer shall not (and shall ensure its Affiliates do not) otherwise contest, dispute, or challenge the right, title, and interest of Parent and its Affiliates in and to the Licensed Marks. Buyer shall not (and shall ensure its Affiliates do not) file applications to register any Trademarks or apply for any domain names in any jurisdiction worldwide that are (i) confusingly similar to any of the Licensed Marks or (ii) consist of, in whole or part, any of the Licensed Marks. All goodwill and improved reputation generated by Buyer’s or its Affiliates’ use of the Licensed Marks shall inure to the benefit of Parent.

(e) Buyer shall not (and shall ensure its Affiliates do not) otherwise contest, dispute, or challenge the right, title, and interest of Parent and its Affiliates in and to all Trademarks of Parent and its Affiliates, other than Trademarks which constitute Business Transferred Intellectual Property.

SECTION 5.05. Further Action.

(a) Each of Parent, Sellers and Buyer shall (and each shall cause each of its respective Affiliates to) use commercially reasonable efforts to take, or cause to be taken, all appropriate action, to do or cause to be done all things necessary, proper or advisable under applicable Law and the agreements included in the Purchased Assets, and to execute and deliver such documents and other papers and any other agreements, as may be necessary to carry out the provisions of this Agreement and consummate and make effective the transactions contemplated by this Agreement or to effect the separation of the Business and the Purchased Assets from other assets of Parent and its Affiliates.

(b) To the extent that any of the transfers, distributions, deliveries and the assumptions required to be made in connection with the transactions contemplated by this Agreement shall not have been so consummated at Closing and subject to the terms of the Ancillary Agreements to the extent addressed thereby, the parties shall cooperate and use commercially reasonable efforts to effect such consummation as promptly thereafter as reasonably practicable, including executing and delivering such further instruments of transfer and taking such other actions as the parties may reasonably request in order to effectuate the purposes of this Agreement or to more effectively transfer to Buyer or confirm Buyer’s right, title to or interest in, all of Sellers’ rights to the Purchased Assets, to put Buyer in actual possession and operating control thereof and to permit Buyer to exercise all of Sellers’ rights with respect thereto (including rights under contracts and other arrangements as to which the consent of any third party to the transfer thereof shall not have previously been obtained). In the event and to the extent that Parent or Buyer is unable to obtain any required consents, Parent or the applicable Seller shall (i) continue to be bound thereby pending assignment to Buyer, (ii) at the direction and expense of Buyer, pay, perform and discharge fully all of its obligations thereunder from and after the Closing and prior to assignment to Buyer, (iii) exercise or exploit its rights and options under all such agreements, leases, licenses and other rights and commitments when and only as reasonably directed by Buyer, and (iv) without further consideration therefor, pay, assign and remit to Buyer promptly all monies, rights and other consideration received in respect of such agreements to the extent such amounts constitute Purchased Assets, and subject in each case to the terms of the Ancillary Agreements to the extent the same may apply; provided, however, that none of Parent nor any of its Affiliates shall be obligated to transfer or license to Buyer any Business Intellectual Property licensed from third parties that, despite the use by Parent and its Affiliates of such efforts, is incapable of being transferred or licensed; and provided, further, that none of Parent nor any of its Affiliates shall be obligated to pay any consideration or incur any expenses in connection with any of the foregoing. If and when any such consent shall be obtained or such agreement, lease, license or other right shall otherwise become assignable, Parent or the applicable Seller shall promptly assign all its rights and obligations thereunder to Buyer without payment of further consideration and Buyer shall, without the payment of any further consideration therefor, assume such rights and obligations.

(c) In the event that Buyer can demonstrate that certain assets, rights or properties which properly constitute Purchased Assets (other than any Contracts) were not transferred to Buyer at Closing, then Parent shall use commercially reasonable efforts to take all steps reasonably necessary to transfer and deliver any and all of such Purchased Assets to Buyer without the payment by Buyer of any further consideration therefor. In the event that Parent can demonstrate that certain assets which do not properly constitute Purchased Assets were transferred to Buyer at Closing, then Buyer shall promptly take all steps reasonably necessary to transfer and deliver any and all of such assets to Parent without the payment by Parent of any further consideration therefor.

(d) Buyer shall be responsible for all costs of physically transferring the Purchased Assets from Sellers to Buyer (including all shipping and handling costs and the costs of scanning any files requested to be transferred in electronic form).

SECTION 5.06. Covenant Not to Sue. Buyer, on behalf of itself and each of its Affiliates, successors and assigns and licensees, hereby covenants and agrees that it will not, individually or collectively, directly or indirectly, initiate, commence or prosecute any lawsuit or other action, or otherwise assert against Parent or any of its Affiliates, their successors and assigns or any of their licensees or distributors, any claims, alleging that the manufacture, having manufactured, marketing, offer of sale, sale, use, import or export of any products by Parent and its Affiliates outside the Field infringe any claims of any Business Intellectual Property. Buyer shall ensure that any assignment or transfer of any Business Intellectual Property (whether directly or by operation of law) to a Person not directly bound by this covenant not to sue shall be subject to this covenant not to sue (including by causing each such Person to agree in writing in a legally binding way to abide by such covenant not to sue, naming Parent as a third-party beneficiary of such agreement to abide). Nothing contained in this Agreement shall be construed or interpreted to limit or restrict in any way Buyer’s right to develop, market and sell any products utilizing any of the Business Transferred Intellectual Property.

SECTION 5.07. Employment Matters. Schedule 5.07(a) attached hereto lists the employees of Parent or any of its Affiliates who have been performing services primarily for the Business (the “Transferred Employees”). Buyer shall offer employment to the Transferred Employees immediately following the Closing. Buyer shall offer employment to all Transferred Employees who are RMMS service technicians (no including RMMS management or office administration) immediately following the Closing at an annual compensation level no less than 90% of their current level with Parent or its Affiliates for a position within 35 miles of their current location of employment for a duration of no less than six (6) months following the Closing Date.

ARTICLE VI

TAXES

SECTION 6.01. Tax Cooperation. Each of the parties and their Affiliates shall provide the other party with such information and records and make such of its officers, directors, employees and agents available as may reasonably be requested by such other party in connection with the preparation of any Tax Return or any audit or other proceeding that relates to the Purchased Assets.

SECTION 6.02. Conveyance Taxes. Notwithstanding any other provisions of this Agreement to the contrary, all transfer, documentary, recording, sales, use, registration, stamp and other similar Taxes (including all applicable real estate transfer Taxes, but excluding any Taxes based on or attributable to income or capital gains) together with any notarial and registry fees and recording costs imposed by any Taxing Authority or other Governmental Authority in connection with the transfer of the Purchased Assets hereunder (“Conveyance Taxes”) will be paid by the Buyer, regardless of which Person is obligated to pay such Conveyance Taxes under applicable Law. The parties and their respective Affiliates will cooperate in timely preparing and filing all Tax Returns that may be required to comply with Law relating to Conveyance Taxes.

ARTICLE VII

INDEMNIFICATION

SECTION 7.01. Survival of Representations and Warranties. The representations and warranties of the parties hereto contained in this Agreement or in any certificates delivered in connection with this Agreement shall survive for a period of six (6) months following the Closing Date; provided however, that the representations and warranties made pursuant to Sections 3.01, 3.05 and 3.10 shall survive until thirty (30) calendar days after the expiration of the applicable statute of limitation governing such claims.

SECTION 7.02. Indemnification by Parent. Subject to the limitations set forth in Section 7.04 below, from and after the Closing, Buyer and its Affiliates, officers, directors, agents, successors and assigns (the “Buyer Indemnified Parties”) shall be indemnified and held harmless by Parent for and against all losses, damages, claims, costs and expenses, interest, awards, judgments and penalties (including reasonable attorneys’ and consultants’ fees and expenses) actually suffered or incurred by them (hereinafter, “Losses”) to the extent arising directly out of or directly related to:

(i) any failure by Parent to fully perform, fulfill or comply with any covenant set forth herein or in any certificate, document or other instrument delivered pursuant to or in connection with this Agreement;

(ii) the inaccuracy of any representation or the breach of any warranty of Sellers set forth in this Agreement, the Ancillary Agreements, or any other document or certificate delivered at Closing; and

(iii) any product liability claims for personal or property damage, injury or death arising from the use of the Prolieve Products prior to the Closing Date.

SECTION 7.03. Indemnification by Buyer. From and after the Closing, Parent and its Affiliates, officers, directors, agents, successors and assigns shall be indemnified and held harmless by Buyer for and against any and all Losses to the extent arising out of or related to:

(i) any failure by Buyer to fully perform, fulfill or comply with any covenant set forth herein or in any certificate, document or other instrument delivered pursuant to or in connection with this Agreement;

(ii) events occurring on or after the Closing Date arising out of or related to the Business or the Purchased Assets; and

(iii) the Assumed Liabilities.

SECTION 7.04. Limits on Indemnification.

(a) General. Notwithstanding anything to the contrary contained in this Agreement, neither party hereto shall have any Liability under this Article VII for any punitive, incidental, consequential, special or indirect damages.

(b) Losses. For all purposes of this Article VII, “Losses” shall be net of (i) any insurance or other recoveries actually paid to an indemnified party or its Affiliates in connection with the facts giving rise to the right of indemnification, and (ii) any Tax benefit to which an indemnified party or any of its Affiliates is or will be entitled in connection with the facts giving rise to the right of indemnification.

(c) Threshold. Parent will not be required to indemnify any Buyer Indemnified Party hereunder until such time as the aggregate amount of Losses for which the Buyer Indemnified Parties are otherwise entitled to indemnification pursuant to this Agreement exceeds $50,000.

(d) Maximum Liability. The maximum aggregate liability of Parent for indemnification under this Article VII will not exceed a maximum amount equal to Two Hundred Thousand Dollars ($200,000), provided that this cap on Parent’s aggregate liability shall not apply to (i) any Losses related to a breach by Sellers of Section 3.05 for which Parent’s maximum aggregate liability shall be limited to the amount of the Purchase Price actually paid to Parent, or (ii) Parent’s liability for product liability claims under Section 7.02(iii) which shall not be capped.

(e) Time Limit. Parent will not be liable for any Losses pursuant to Section 7.02(ii) unless a written claim for indemnification is given by the Buyer to Parent with respect thereto prior to the expiration of the applicable survival period set forth in Section 7.01 relating to the relevant representation and warranty.

(f) Sole Remedy. From and after the Closing the respective indemnification rights of the parties under this Article VII shall be the sole and exclusive rights and remedies available to such parties with respect to the subject matter of this Agreement, and each of the parties hereby absolutely agrees and covenants not to seek any remedy at law or equity other than pursuant to this Article VII except in the case of actual fraud. Without limiting the generality of the foregoing, except as specifically authorized by this Article VII, the Buyer and Sellers hereby waive, release and disclaim any claims, rights or remedies arising in tort, by statute, or otherwise, with respect to Losses arising out of or relating to the transactions contemplated hereby, including without limitation, any claims, rights or remedies for negligent misrepresentation, fraud, or suppression of material fact.

SECTION 7.05. Notice of Loss; Third Party Claims. (a) An indemnified party shall give the indemnifying party notice of any matter that an indemnified party has determined has given or could give rise to a right of indemnification under this Agreement, within thirty (30) days of such determination, stating the amount of the Loss, if known, and method of computation thereof, and containing a reference to the provisions of this Agreement in respect of which such right of indemnification is claimed or arises.

(b) If an indemnified party shall receive notice of any Action from or involving any third party that the indemnified party believes is reasonably likely to give rise to a right of indemnification under this Article VII (each, a “Third Party Claim”), then, as promptly as practicable after the receipt of such notice, the indemnified party shall give the indemnifying party notice of such Third Party Claim, stating the amount of the Loss, if known, and method of computation thereof and containing a reference to the provisions of this Agreement in respect of which such right of indemnification is claimed or arises; provided, however, that the failure to provide such notice shall not release the indemnifying party from any of its obligations under this Article VII except to the extent that such failure actually results in a detriment to the indemnifying party and shall not relieve the indemnifying party from any other Liability that it may have to any indemnified party other than under this Article VII. The indemnifying party shall be entitled to assume and control the defense of such Third Party Claim at its expense and through counsel reasonably satisfactory to the indemnified person if it gives notice of its intention to do so to the indemnified party within thirty (30) days of the receipt of such notice from the indemnified party. If the indemnifying party elects to undertake any such defense against a Third Party Claim, the indemnified party may participate in such defense at its own expense. The indemnified party shall reasonably cooperate with the indemnifying party in such defense and make available to the indemnifying party, at the indemnifying party’s expense, all witnesses, pertinent records, materials and information in the indemnified party’s possession or under the indemnified party’s control relating thereto as is reasonably required by the indemnifying party. If the indemnifying party elects to direct the defense of any such claim or proceeding, it shall not consent to the entry of any judgment or enter into any settlement with respect to such Third Party Claim without the prior written consent of the indemnified party unless such judgment or settlement (i) contains a complete release of the indemnified party, (ii) does not require the indemnified party to pay any monetary obligation, and (iii) does not include any admission of wrongdoing, which consent shall not be unreasonably withheld or delayed. No indemnifying party shall be liable for any settlement of a Third Party Claim effected without such indemnifying party’s prior written consent, which consent shall not be unreasonably withheld or delayed.

SECTION 7.06. Tax Treatment of Indemnity Payments. For all Tax purposes, the parties agree to treat all payments made under any indemnity provisions contained in this Agreement as adjustments to the Purchase Price, except to the extent applicable Law requires otherwise.

ARTICLE VIII

CONDITIONS TO CLOSING

SECTION 8.01. Conditions to Obligation of Parent. The obligation of Parent to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or written waiver, at or prior to the Closing, of each of the following conditions:

(a) Covenants. Each of the covenants and agreements contained in this Agreement to be complied with by Buyer on or before the Closing shall have been complied with in all material respects; and

(b) Closing Deliveries. The Buyer shall have delivered the closing deliveries set forth in Section 2.07.

SECTION 8.02. Conditions to Obligation of Buyer. The obligation of Buyer to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or written waiver, at or prior to the Closing, of each of the following conditions:

(a) Covenants. Each of the covenants and agreements contained in this Agreement to be complied with by Parent on or before the Closing shall have been complied with in all material respects;

(b) Closing Deliveries. Parent shall have delivered the closing deliveries set forth in Section 2.06; and

(c) Seller Material Adverse Effect. Since the date of this Agreement, there shall have occurred no events nor will there exist circumstances which singly or in the aggregate have resulted in a Seller Material Adverse Effect.

ARTICLE IX

TERMINATION

SECTION 9.01. Termination. This Agreement may be terminated at any time prior to the Closing in the following circumstances:

(a) by the mutual written consent of Parent and Buyer; or

(b) by either Parent or Buyer, if the Closing shall not have occurred by July 31, 2012; provided, however, that the right to terminate this Agreement under this Section 9.01(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement shall have been the cause of, or shall have resulted in, the failure of the Closing to occur on or prior to such date.

SECTION 9.02. Effect of Termination. In the event of termination of this Agreement as provided in Section 9.01, this Agreement shall forthwith become void and there shall be no liability on the part of either party hereto except that nothing herein shall relieve either party from liability for any breach of this Agreement occurring prior to such termination.

ARTICLE X

GENERAL PROVISIONS

SECTION 10.01. Expenses. Except as otherwise specified in this Agreement, all costs and expenses, including fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the other Ancillary Agreements and the transactions contemplated hereby and thereby shall be borne by the party incurring such costs and expenses, whether or not the Closing shall have occurred.

SECTION 10.02. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by an internationally recognized overnight courier service, by facsimile, by e-mail or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties hereto at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 10.02):

(a) if to Parent:

Boston Scientific Corporation

One Boston Scientific Place

Natick, MA 01760

Attention: Chief Financial Officer

Fax: (508) 650-8956

with a copy (which shall not constitute notice) to:

Boston Scientific Corporation

One Boston Scientific Place

Natick, MA 01760

Attention: Chief Corporate Counsel

Fax: (508) 650-8960

(b) if to Buyer:

Medifocus, Inc.

8320 Guilford Road

Suite A

Columbia, MD 21046

Attention: John Mon

Fax: (410) 290-7255

With copies to:

Venable LLP

750 East Pratt Street, Suite 900

Baltimore, MD 21202

Attention: Michael J. Baader, Esq.

Fax: (410) 244-7742

SECTION 10.03. Public Announcements. Each party to this Agreement shall consult with the other party before issuing, and shall provide the other party the opportunity to review and comment upon, any press release or other public announcement in respect of this Agreement or the transactions contemplated hereby and shall not issue any press release or other public statements or otherwise communicate with any news media regarding this Agreement and/or the transactions contemplated hereby without the consultation and prior written consent of the other party unless otherwise required by Law or applicable stock exchange regulation. The parties to this Agreement shall cooperate as to the timing and contents of any such press release, public announcement or communication. Without limiting the foregoing, the parties acknowledge that they shall review and mutually agree on any proposed press release of the other party related to the execution of this Agreement prior to or simultaneously with the execution of this Agreement.

SECTION 10.04. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect for so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to either party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated by this Agreement are consummated as originally contemplated to the greatest extent possible.

SECTION 10.05. Entire Agreement. This Agreement, the Confidentiality Agreement and the Ancillary Agreements constitute the entire agreement of the parties hereto with respect to the subject matter hereof and thereof and supersede all prior agreements and undertakings, both written and oral, between Parent and Buyer with respect to the subject matter hereof and thereof.

SECTION 10.06. Assignment. This Agreement may not be assigned without the express written consent of Parent and Buyer (which consent may be granted or withheld in the sole discretion of Parent or Buyer), as the case may be; provided, however, that either party may, without the consent of the other party, assign its rights and obligations, in whole or in part, under this Agreement to one or more of its controlled Affiliates, except that no such assignment shall relieve the assigning party from the performance of its obligations hereunder and any such assignment shall be made in compliance with Section 5.06.

SECTION 10.07. Amendment. This Agreement may not be amended or modified except (a) by an instrument in writing signed by, or on behalf of, Buyer and Parent or (b) by a waiver in accordance with Section 10.08.

SECTION 10.08. Waiver. Either party to this Agreement may (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered by the other party pursuant hereto or (c) to the extent permitted by applicable Law, waive compliance with any of the agreements of the other party or conditions to such party’s obligations contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party to be bound thereby. Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition of this Agreement. The failure of either party hereto to assert any of its rights hereunder shall not constitute a waiver of any of such rights.

SECTION 10.09. No Third Party Beneficiaries. This Agreement shall be binding upon and inure solely to the benefit of the parties hereto and their respective successors and permitted assigns and nothing herein is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever, including any rights of employment for any specified period, under or by reason of this Agreement.

SECTION 10.10. Other Remedies; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage would occur in the event that any provision of this Agreement is not performed in accordance with its specific terms or is otherwise breached. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at Law or in equity.

SECTION 10.11. Interpretive Rules. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement, and all Article and Section references are to this Agreement unless otherwise specified. The words “include,” “includes” and “including” will be deemed to be followed by the phrase “without limitation.” The word “days” means calendar days unless otherwise specified herein. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. No provision of this Agreement shall be construed to require either party or their respective officers, directors, subsidiaries or Affiliates to take any action which would violate or conflict with any applicable Law. The word “if” means “if and only if.” The word “or” shall not be exclusive. The meanings given to terms defined herein will be equally applicable to both the singular and plural forms of such terms. Whenever the context may require, any pronoun includes the corresponding masculine, feminine and neuter forms. Except as otherwise expressly provided herein, all references to “dollars” or “$” will be deemed references to the lawful money of the United States of America.

SECTION 10.12. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the Commonwealth of Massachusetts. All Actions arising out of or relating to this Agreement shall be heard and determined exclusively in any Massachusetts federal court; provided, however, that if such federal court does not have jurisdiction over such Action, such Action shall be heard and determined primarily in any state court sitting in the Commonwealth of Massachusetts. Consistent with the preceding sentence, the parties hereto hereby (a) submit to the exclusive jurisdiction of any federal or state court sitting in the Commonwealth of Massachusetts for the purpose of any Action arising out of or relating to this Agreement brought by either party hereto and (b) irrevocably waive, and agree not to assert by way of motion, defense, or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the transactions contemplated by this Agreement may not be enforced in or by any of the above-named courts. Each party further irrevocably consents to the service of process out of any of the aforementioned courts in any such Action by the mailing of copies thereof by mail to such party at its address set forth in this Agreement, such service of process to be effective upon acknowledgment of receipt by registered mail; provided, however, that nothing in this Section 10.12 shall affect the right of any party to serve legal process in any other manner permitted by law. The consent to jurisdiction set forth in this Section 10.12 shall not constitute a general consent to service of process in the Commonwealth of Massachusetts and shall have no effect for any purpose except as provided in this Section 10.12.

SECTION 10.13. Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH OF THE PARTIES HERETO HEREBY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF

THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, AND (B) ACKNOWLEDGES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.13.

SECTION 10.14. Counterparts. This Agreement may be executed and delivered (including by facsimile or pdf transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement.

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IN WITNESS WHEREOF, each of Parent, Sellers and Buyer has caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

BOSTON SCIENTIFIC CORPORATION

By:	/S/ Thomas G. Robinson
Name:	Thomas G. Robinson
Title:	VP, Strategy & Business Development Urology & Women’s Health

BOSTON SCIENTIFIC SCIMED, INC.

By:	/S/ Vance Brown
Name:	Vance Brown
Title:

BOSTON SCIENTIFIC LIMITED

By:	/S/ Vance Brown
Name:	Vance Brown
Title:

MEDIFOCUS, INC.

By:	/S/: Augustine Y. Cheung
Augustine Y. Cheung, Ph.D.
Chief Executive Officer